                               1997 ANNUAL REPORT






                  1910 SERVING THE COMMUNITY FOR 87 YEARS 1997






                   FIRST SAVINGS BANCORP OF LITTLE FALLS, INC

Dear Fellow Stockholder,


In 1997, the Savings Bank recorded a pre-tax income of $1.23 million compared to pre-tax loss of $179,110 in 1996. The income in 1997 compared to a loss in 1996 is attributable to a decrease in federal insurance premium of $1.0 million which included a one time payment into the deposit insurance fund(SAIF) of $845,000 during the 1996 period and a $333,000 increase in net interest income. The corresponding after-tax earnings are $794,100 in 1997, and a $120,100 loss in 1996.

Net interest income increased by $333,000 or 7.8% to $4.6 million in 1997 compared to $4.3 million in 1996; provisions for loan losses decreased by $41,300 in 1997, compared to $142,500 in 1996, resulting in an increase in net interest income after provisions for loan losses of $374,000 to $4.5 million in 1997 compared to $4.1 million in 1996. Non-interest income decreased to $167,000 in 1997 compared to $180,000 in 1996, reflecting decreased collection of mortgage late fees and DDA fees. Non-interest expense decreased $1.0 million to $3.4 million in 1997 compared to $4.5 million in 1996, primarily because of a decrease of $1.0 million in federal insurance premium which included the $845,000 non-recurring special SAIF assessment paid in 1996.

Your bank was the unsuccessful bidder in an auction for 75% of the stock of a small commercial bank based in Brooklyn, New York. The Board of Directors is continuing to explore an initial public offering.

In closing, the loyalty and support of our stockholders and customers is deeply appreciated by the Board of Directors, officers and staff. We pledge to you our diligent efforts for the continued improvement of First Savings Bank in the forthcoming year.



Emanuel M. Kontokosta                      Dr. H.S. Kostakopoulos
Chairman of the Board                      President and Chief Executive Officer

Nikos P. Mouyiaris                         Frederick J. Tedeschi
Vice Chairman                              Vice Chairman

BUSINESS OF THE COMPANY

First Savings Bancorp of Little Falls, Inc. (the "Company" or "Bancorp") is a savings and loan holding company incorporated under the laws of the State of New Jersey in March 1993, for the sole purpose of acquiring all of the issued and outstanding Common Stock of First Savings Bank of Little Falls, S.L.A. ("First Savings" or the "Bank") in connection with the reorganization of the Bank into the holding company form of organization (the "Reorganization"). On January 7, 1994, after receipt of all required approvals, the Reorganization was consummated and common and preferred stock of the Savings Bank was exchanged on a one-for-one basis for shares of the Corporation's Common and Preferred Stock. On December 31, 1996, Preferred Stock shares were converted to Common Stock shares on a one-for-ten basis. As of December 31, 1997, the unconsolidated assets of the Company consisted of all of the issued and outstanding shares of the Savings Bank's Common Stock, organizational costs of $15,509 and $17,882 in cash. Therefore, the discussion regarding operating results refers to the Savings Bank.

BUSINESS OF THE BANK

First Savings Bank of Little Falls, F.S.B. is a federally chartered stock savings bank located in Little Falls, New Jersey. The Bank was founded in 1928 as the Singac Building & Loan Association. In 1940, the Bank changed its name to The First Savings and Loan Association of Little Falls and effective November 17, 1992, the Bank's name became the First Savings Bank of Little Falls, S.L.A. On April 29, 1994, the Bank became a federal savings bank. On May 6, 1994, the Bank purchased from the RTC the deposits and other assets of a branch in Little Ferry, Bergen County. The Savings Bank's deposits have been federally insured since 1933 by the Savings Association Insurance Fund ("SAIF") and its predecessor, the Federal Savings and Loan Insurance Corporation ("FSLIC"). The Savings Bank has been a member of the Federal Home Loan Bank System since 1934.

On September 28, 1992, the Bank completed its conversion from a New Jersey chartered mutual savings and loan association to a New Jersey chartered stock savings association pursuant to the provisions under federal and state law for a "modified" conversion from mutual to stock form (the "Conversion"). As part of the Conversion, an Investor Group, consisting of Dr. Haralambos S. Kostakopoulos, President, Emanuel M. Kontokosta - Chairman of the Board, and Vice Chairmen Nikos P. Mouyiaris and Frederick J. Tedeschi, along with other existing officers and directors of the Bank, purchased 56% of the Common Stock issued in the Conversion. The Investor Group also purchased 100% of the $3.4 million of convertible Preferred Stock issued in the Conversion. As of December 31, 1996 the Preferred Stock was converted to Common Stock at a rate of one share of Preferred Stock to 10 shares of Common Stock.

The Bank is primarily engaged in the business of attracting deposits from the general public and using those deposits, together with other funds, to purchase securities and to originate mortgage loans for the purchase or construction of residential properties. To a lesser extent, the Bank also originates home improvement loans and home equity lines of credit.

At December 31, 1997, the Bank had two active subsidiaries, The First Service Corporation of Little Falls, a wholly-owned subsidiary acting as a general agent selling annuities, and Redeem Inc., a wholly-owned subsidiary serving as a REO subsidiary in connection with taking title to REO properties.. As of March 31, 1998, Redeem Inc. does not hold title to any property, and has no loans outstanding from First Savings. Redeem has no significant assets or liabilities.

MARKET PRICE OF STOCK AND RELATED SECURITY HOLDER MATTERS

The Bancorp's Common Stock is not listed on any stock exchange or on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"). Approximately 90% of the Common Stock is held by current officers and directors of the Bank and by an Investor Group consisting of Haralambos S. Kostakopoulos President of the Savings Bank, Emanuel M. Kontokosta - Chairman of the Board, and Vice Chairmen Nikos P. Mouyiaris and Frederick J. Tedeschi. The market for the Common Stock is illiquid, with few purchases and sales of stock. The last known sale of the Common Stock involved 500 shares at $14.00 a share on May 6, 1994.

The ability of the Bancorp to pay dividends on its Common Stock is dependent upon the ability of the Bank to pay dividends, since the Bancorp's main asset is the stock of the Savings Bank. The ability of the Bank to pay dividends is restricted by the regulations of the OTS and tax considerations. The Bank may not pay dividends that would reduce the regulatory capital of First Savings below the level required for institutions insured by SAIF or the liquidation account created in connection with the Conversion. During 1997, a dividend of $1.00 per share was declared to the owners of Common Stock.

There are 42 holders of the Common Stock of the Bancorp as of March 31, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ------------------------------------------------

         Management's discussion and analysis of financial condition and results of operations is intended to assist you in understanding our financial condition and results of operations. The information in this section should also be read with our Consolidated Financial Statements and Notes to the Consolidated Financial Statements elsewhere in this document.

    Certain forward-looking statements contained herein are subject to risks and uncertainties. The Company's actual results may differ materially from those set forth in such forward-looking statements. Reference is made to the Company's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur.

         Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on our interest-earning assets and the rates we pay on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Our results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, and non-interest expense, including, primarily, salaries and employee benefits, federal deposit insurance premiums, office occupancy costs, equipment, and loss on foreclosed real estate. Our results of operations also are affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond our control.

Asset/Liability Management
--------------------------

         We seek to reduce our exposure to changes in interest rates by maintaining a balance between assets and liabilities maturing within a one to three-year time span. Our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period, if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of our earnings to material and prolonged changes in interest rates.

Net Portfolio Value
-------------------

         In recent years, we have measured our interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 4% increases and decreases in market interest rates. Our Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated NPV of 11%, 23%, 28% and 37% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. At December 31, 1997, based on information provided by the OTS, it was estimated that our NPV would decrease 17%, 36%, 57% and 77% and increase 15%, 30%, 46% and 68% in the event of 1%, 2%, 3%, and 4% increases and decreases in market rates, respectively. These calculations indicate that our net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Changes in interest rates also may affect our net interest income, while increases in rates expected to decrease income and decreases in rates expected to increase income, our interest-bearing liabilities would be expected to mature or reprice more quickly than our interest-earning assets. In addition, we would be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

         While we cannot predict future interest rates or their effects on our NPV or net interest income, we do not expect current interest rates to have a material adverse effect on our NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         The board of directors is responsible for reviewing our asset and liability policies. The Board of Directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management is responsible for administering the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies. Management expects that our asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition
-------------------

         Our total consolidated assets increased by $11.4 million or 6.8% from $166.7 million at December 31, 1996 to $178.1 million at December 31, 1997. Our total liabilities increased $10.9 million or 6.9% from $157.4 million at December 31, 1996 as compared to $168.3 million at December 31, 1997. The increase in assets primarily reflects the Company deployment of proceeds from a reduction in interest bearing deposits, sales of and repayments received on securities available for sale, and deposit growth into our loan portfolio, and investment securities held to maturity. Comparing balances from December 31, 1997 to 1996, we increased our loan receivable by $10.7 million, our investment securities held to maturity increased by $17.6 million, interest bearing deposits decreased by $7.8 million, and investment securities available for sale decreased by $6.3 million. Deposits increased $10.2 million and our borrowed funds increased $551,000.

Results Of Operations for the Years Ending December 31, 1997 and 1996
---------------------------------------------------------------------

         Net Income(Loss). Net income(loss) increased $914,000 from a loss of $120,000 for 1996 to an income of $794,000 for 1997. The increase was primarily the result of a decrease in federal deposit insurance premium of $1.0 million and increased net interest income.

Net income(loss) decreased $483,000 or 133% from income of $363,000 for 1995 to a loss of $120,000 for 1996. The decrease was primarily the result of the recognition of the one-time SAIF special insurance assessment in the amount of $541,000(after taxes). Excluding the SAIF special assessment, net income would have increased $58,000 or 16% from 1995.


         Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on our interest-earning assets (primarily loans,
investment  and   mortgage-backed   securities)  and  interest  we  pay  on  our
interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         The following table sets forth a summary of average balances of assets and liabilities with corresponding interest income and interest expense as well as average yield and cost information. Average balances are derived from monthly balances, however, we do not believe the use of month-end balances has caused any material difference in the information presented. There have been no tax equivalent adjustments made to the yields.

                                                                      AVERAGE BALANCE SHEET

                                                                    Year Ended December 31,
                                        -----------------------------------------------------------------------------------------

                                        ------------------------    --------------------------   --------------------------------
                                                  1997                        1996                         1995
                                        ------------------------    --------------------------   --------------------------------
                                         Average          Average      Average           Average     Average          Average
                                         Balance Interest Yield/Cost   Balance Interest Yield/Cost   Balance Interest  Yield/Cost
                                         ------- -------- ----------   ------- -------- ----------   ------- --------  ----------

Interest-earning assets:
      Loans receivable (1)              $101,389 $8,639      8.52 %    $88,162  $7,686      8.72 %   $75,220 $6,788      9.02 %
      Mortgage-backed secruities          28,318  1,811      6.40       30,498   1,936      6.35      18,445  1,160      6.29
      Other interest earnings assets      34,230  2,257      6.59       30,024   1,833      6.11      37,230  2,394      6.43
                                         ------- ------                -------  ------               ------- ------
           Total interest-earning        163,937 12,707      7.75      148,684  11,455      7.70      130,895 10,342     7.90
                                                 ------     -----               ------      ----              ------     ----
           assets

Non-interest-earning assets                9,158                         9,801                        10,419
                                          ------                       -------                       ------
           Total assets                 $173,095                      $158,485                      $141,314
                                        ========                      ========                      ========

Interest-bearing
liabilities:
      Savings accounts                   $23,574    796      3.38      $22,435     754      3.36     $22,591    756      3.35
      NOW and Money Market                14,760    365      2.47       14,515     364      2.51      15,368    410      2.67
      Time Deposits                      123,927  6,923      5.59      100,479   5,475      5.45      91,505  4,929      5.39
      Borrowed money                         305     20      6.56       10,768     592      5.50       2,225    131      5.89
                                         ------- ------                -------    ----                ------   ----
           Total Interest-bearing
                liabilities              162,566  8,104      4.99      148,197   7,185      4.85     131,689  6,226      4.73
                                                 ------     -----                ------     -----             ------     ----

Non-interest-bearing                         830                           574                           228
                                         -------                          ----                          ---
liabilities
      Total liabilities                  163,396                       148,771                       131,917
Retained Earnings                          9,699                         9,714                         9,397
                                         -------                        ------                         -----
      Total liabilities and retained
           earnings                     $173,095                      $158,485                      $141,314
                                        ========                      ========                      =========
Net interest income                              $4,603                         $4,270                       $4,116
                                                 ======                         ======                       ======
Interest rate spread                                         2.76 %                         2.85 %                       3.17 %
                                                             ====                           =====                        ====
Net yield on
Interest-earnings
      assets                                                 2.81 %                         2.87 %                       3.14 %
                                                             ====                           ====                         ====
Ratio of average interest-earning
      assets to average
      interest-bearing
      liabilities.................                         1.0084 x                       1.0033 x                     0.9940 x
                                                           ======                         ======                       ======

(1) Includes non-accrual loans.


(1)  Average balances include non-accrual loans.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

         The table below sets forth information regarding changes in our interest income and interest expense for the periods indicated. For each category of our interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in volume). Increases and decreases due to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and change due to rate.

                                                            Year Ended December 31,
                                        ------------------------------------------------------------------
                                           1997       vs.      1996          1996        vs.        1995
                                        -------------------------------  ---------------------------------
                                                   Increase                       Increase
                                                  (Decrease)                     (Decrease)
                                                    Due to                          Due to
                                        -------------------------------  ---------------------------------
                                          Volume     Rate        Net       Volume     Rate        Net
                                          ------     ----        ---       ------     ----        ---
Interest income:
   Loans receivable                     $ 1,153    ($  200)   $   953    $ 1,168    ($  270)   $   898
   Mortgage-backed securities              (138)        13       (125)       758         18        776
   Other interest earning assets            257        167        424       (463)       (98)      (561)
                                        -------    -------    -------    -------    -------    -------
        Total interest-earning assets   $ 1,272    ($   20)   $ 1,252    $ 1,463    ($  350)   $ 1,113
                                         =============================    =============================

Interest expense:
   Savings accounts                     $    38    $     4    $    42    ($    5)   $     3    ($    2)
   NOW and money market                       6         (5)         1        (22)       (24)       (46)
   Time deposits                          1,278        170      1,448        482         64        546
   Borrowed  money                         (575)         3       (572)       503        (42)       461
                                        -------    -------    -------    -------    -------    -------
        Total interest-bearing              747        172        919        958          1        959
             liabilities                =============================    =============================


Net change                              $   525    ($  192)   $   333    $   504    ($  350)   $   154
                                        =============================    =============================





         Our net interest income increased $333,000 or 7.8% to $4.6 million in 1997 compared to $4.3 million in 1996. The increase was due primarily to an increase of $884,000 in average net interest-earning assets, partially offset by a decline in our interest rate spread from 2.85% in 1996 to 2.76% in 1997. The decline in our interest rate spread had a corresponding impact on our net interest margin which declined 6 basis points to 2.81% in 1997.

         The increase in our average interest-earning assets of $15.3 million reflects an increase of $13.2 million in average loans, an decrease of $2.2 million in average mortgage-backed securities and a increase of $4.2 million in other average interest-earning assets which is made up of small business loan securities, investment securities, and interest bearing deposits held at banks. Offsetting the foregoing was an increase of $14.4 million in average interest-bearing liabilities, reflecting a $24.8 million increase in average interest-bearing deposits, primarily time deposits, offset by a $10.5 million decrease in borrowed money.

         Our interest rate spread and net interest margin decreased in 1997 compared to 1996. This was due to a increase in the yield on average interest-earning assets from 7.70% in 1996 to 7.75% in 1997 and an increase in the interest cost of average interest-bearing liabilities from 4.85% in 1996 to 4.99% in 1997.

         The yield on our average interest-earning assets increased in 1997 due the deployment of interest bearing deposits into loans and other interest bearing assets, offset by a slight decrease in yield on loans. As general market rates of interest were relatively stable during 1996 and 1997, the decline in the yield on our loans in 1997 reflected the impact of competition for new loan originations.

         The increase in the cost of our average interest-bearing liabilities was due primarily to a growth in deposits toward certificates of deposits, which have a higher cost then demand and savings deposits. While the cost of time deposits rose from 5.45% in 1996 to 5.59% in 1997, the cost of non-certificates accounts remained steady at 3.03%. The increase in the cost of time deposits reflects desire for growth and increased competition. The increase in deposits allowed the Bank to reduce its reliance on borrowed money.

         Our net interest income increased $154,000 or 3.7% to $4.3 million in 1996 compared to $4.1 million in 1995. The increase was due primarily to the growth of average interest-earning assets from $130.9 million in 1995 to $148.7 million in 1996, partially offset by a $16.5 million increase in average interest-bearing liabilities and a decline in our interest rate spread from 3.17% in 1995 to 2.85% in 1996. The decline in our interest rate spread had a corresponding impact on our net interest margin which declined 27 basis points to 2.87% in 1996.

         The increase in our average interest-earning assets of $17.8 million reflects an increase of $12.9 million in average loans, an increase of $12.0 million in average mortgage-backed securities and a decrease of $7.2 million in other average interest-earning assets which is made up of small business loan securities, investment securities, and interest bearing deposits held at banks.

         Our interest rate spread and net interest margin decreased in 1996 compared to 1995. This was due to a decline in the yield on average interest-earning assets from 7.90% in 1995 to 7.70% in 1996 and an increase in the interest cost of average interest-bearing liabilities from 4.73% in 1995 to 4.85% in 1996.

         The yield on our average interest-earning assets decreased in 1996 due to a decline in the yield on loans and, other interest earning assets, offset by a slight increase in yield on mortgage-backed securities. As general market rates of interest were relatively stable during 1995 and 1996, the decline in the yield on our loans in 1996 reflected the impact of competition for new loan origination's.

         The increase in the cost of our average interest-bearing liabilities was due primarily to a shift in deposits toward certificates of deposits, which have a higher cost the demand deposits. The cost of NOW and Money Market accounts fell from 2.67% in 1995 to 2.51% in 1996, and borrowed money fell from 5.89% in 1995 to 5.50% in 1996, while the cost of time deposits rose from 5.39% in 1995 to 5.45% in 1996. The lower costs of NOW and Money Market accounts reflects our reduction of deposit rates to match the decrease in interest rates during 1996 and the decrease in the cost of borrowings reflects the reduction in average advances from the Federal Home Loan Bank and the decrease in interest rates. The increase in the cost of time deposits reflects increased competition.

         Provision for Loan Losses. We recorded a provision for loan losses of $101,000 in 1997 compared with $143,000 in 1996 and a loan loss provision of $80,000 in 1995. The increase in our provision for loan losses in 1997, 1996, and 1995 reflects the increase in the size of our loan portfolio due to internal loan growth, purchase of residential loans and the increase in our non-performing loan portfolio.

         Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to: (i) the composition of our loan portfolio, (ii) observations of the general economic climate and (iii) loan loss expectations (identification of impaired loans and the establishment of specific loan loss allowances on such loans).

         We will continue to monitor our allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. We maintain an allowance for loan losses at a level that we consider to be adequate to provide for the inherent risk of loss in our loan portfolio, however, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by the OTS, as part of the examination process, which may result in the establishment of an additional allowance based upon the judgment of the OTS after review of the information available at the time of the OTS examination.

         Non-Interest Income. Our non-interest income decreased $13,000 in 1997 or 7.3% from $180,000 for the year ended December 31, 1996 to $167,000 for the year ended December 31, 1997. The decrease was primarily a result of an decrease in miscellaneous non-interest income from $86,000 in 1996 to $68,000 in 1997. This decrease was due to an decrease in collection of mortgage late charges during 1996. The decrease was partially offset by a increase in gain on sales of securities of $4,000.

         Our non-interest income increased $20,000 in 1996 or 12.5% from $160,000 for the year ended December 31, 1995 to $180,000 for the year ended December 31, 1996. The increase was primarily a result of an increase in miscellaneous non-interest income from $72,000 in 1995 to $86,000 in 1996. This increase was due to an increase in collection of mortgage late charges during 1996.

         Non-Interest Expense. Our non-interest expense decreased by $1.049 million or 23% from $4.49 million for 1996 to $3.44 million for 1997. The increase was primarily attributable to a decrease of federal deposit insurance premium of $1.03 million which included the one-time special SAIF assessment of $845,000 paid in 1996. Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"), the FDIC imposed a special assessment on SAIF members to capitalize the SAIF at the designated reserve level of 1.25% as of October 1, 1996. Based on our deposits as of March 31, 1995, the date for measuring the amount of the special assessment pursuant to the Act, our special assessment was $845,000. Due to the recapitalization of the SAIF, we experienced lower premiums for deposits in 1997 and expect continued lower premiums for deposit insurance in future periods. See Form 10-K, "Regulation - Regulation of the Bank - Insurance of Deposit Accounts."

         Pursuant to the Act, we pay, in addition to our normal deposit insurance premium as a member of the SAIF, an annual amount equal to approximately 6.4 basis points of outstanding SAIF deposits toward the retirement of the Financing Corporation Bonds ("Fico Bonds") issued in the 1980's to assist in the recovery of the savings and loan industry. Members of the Bank Insurance Fund ("BIF"), by contrast, pay, in addition to their normal deposit insurance premium, approximately 1.3 basis points. Beginning no later than January 1, 2000, the rate paid to retire the Fico Bonds will be equal for members of the BIF and the SAIF. The Act also provides for the merging of the BIF and the SAIF by January 1, 1999 provided there are no financial institutions still chartered as savings associations at that time. Should the insurance funds be merged before January 1, 2000, the rate paid by all members of this new fund to retire the Fico Bonds would be equal.

         In addition, our salaries and employee benefits increased by $89,000 or 6.5% in 1997 compared to 1996. The increase was a result of some staff increases in our loan area to accommodate our loan growth. Loss on foreclosed real estate decreased $235,000 in 1997 as compared to 1996. The decrease was due to $37,000 of loss provisions in 1997 compared to $257,000 of loss provisions in 1996. Our legal fees increased $128,000 in 1997 as compared to 1996. This increase was the result of legal fees in connection with a unsuccessful bid to purchase 75% of the stock of a small commercial Bank based in Brooklyn, New York. The Bank is no longer pursuing the purchase and should not incur any legal fees regarding this matter in 1998. Exclusive of the items specifically discussed above, other elements of non-interest expense totalled $1.44 million in 1997, an increase of 1.4% over the $1.42 million in 1996.

    Our  non-interest  expense  increased  by $1.03  million  or 30% from  $3.46 million for 1995 to $4.49 million for 1996. The increase was primarily attributable to the one-time special SAIF assessment of $845,000. Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"), the FDIC imposed a special assessment on SAIF members to capitalize the SAIF at the designated reserve level of 1.25% as of October 1, 1996. Based on our deposits as of March 31, 1995, the date for measuring the amount of the special assessment pursuant to the Act, our special assessment was $845,000.

         In addition, our salaries and employee benefits decreased by $61,000 in 1996 compared to 1995. The decrease was a result of some staff reduction through normal attrition and reduced medical benefits expense. Equipment expense decreased by $21,000 in 1996 as compared to 1995. Equipment costs increased in 1995 due to the acquisition of Little Ferry Branch in fiscal 1994. There were no branch acquisitions in 1996. Our legal fees increased $48,000 in 1996 as compared to 1995. This increase was the result of increased legal fees in connection with a lawsuit involving one of our real estate owned properties. The suit was settled in 1996 and did not have a material affect on our consolidated financial statements. See Form 10-K, "Real Estate Owned".

         Income Tax Expense. We recognized an income tax expense of $436,000 for 1997 compared to a tax benefit of $59,000 in 1996. The $495,000 increase was the result of pre-tax loss of $179,000 in 1996 versus pre-tax income of $794,000 in 1997.

Liquidity and Capital Resources
         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short term borrowings. The required ratio currently is 4.0% and our liquidity ratio average was 14.5% and 37.7% at December 31, 1996 and 1997, respectively.

         Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of New York. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predicable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

         Net cash provided by our operating activities for the year ended December 31, 1997 totalled $1.4 million as compared to $1.3 million for the year ended December 31, 1996 and $784,000 for the year ended December 31, 1995.

         Net cash used in our investing activities for the year ended December 31, 1997 totalled $18.8 million an increase of $14.8 million from December 31, 1996. The increase was primarily attributable to a $10.1 million excess of loan originations over repayments in 1997 compared to $2.9 million in 1996 and a decrease of $8.0 million in net proceeds from calls of investment securities. Net cash used in our investing activities for the year ended December 31, 1996 totalled $4.0 million a decrease of $19.4 million from December 31, 1995. The decrease was primarily attributable to an increase of $17.3 million of net proceeds from calls and sales of investment securities and mortgage-backed securities.

         Net cash provided by our financing activities for 1997 totalled $10.4 million. This was primarily the result of a net increase in deposits of $10.2 million. Net cash provided by our financing activities for 1996 totalled $12.2 million. This was the result of a net increase in deposits of $25.0 million offset by a repayment of FHLB advances of $12.6 million.

         Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Further, the disparity in Fico Bond interest payments as described herein could result in us losing deposits to BIF members that have lower costs of funds and therefore are able to pay higher rates of interest on deposits. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and management's assessment of our ability to generate funds. We are also subject to federal regulations that impose certain minimum capital requirements.

Impact of Inflation and Changing Prices

         Our consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all our assets and liabilities are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements


         FASB Statement on Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. In June 1996, FASB issued SFAS No. 125, which will be effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. The FASB has deferred the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar-roll, securities lending and similar transactions. FASB 125 will not have a material effect on our financial statements.

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income". Statement No. 130 requires that all items that are components of "comprehensive income" be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the "change in equity [net assets] of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during period except those resulting from investments by owners and distributions to owners. Companies will be required to (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Statement No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of prior periods presented and requires reclassification of prior periods presented. As the requirements of Statement No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of prior periods presented. As the requirements of Statement No. 130 are disclosure-related, its implementation will have no impact on the Corporation's consolidated financial condition or results of operations.

Year 2000

   The Year 2000 issue concerns the potential impact of historic computer software code that only utilitizes two digits to represent the calendar year(e.g. "98" for "1998"). Software so developed could produce inaccurate or unpredictable results upon the change to January 1, 2000, when current and future dates represent a lower two digit year number than date in the prior century. The Bank, similar to most financial institutions, is significantly subject to the potential impact of the "Year 2000 issue" due to the nature of financial informatio9n. Potential impact to the Bank may arise from software, hardware, and equipment both within the Bank's direct control and outside of the Bank's ownership. Yet with which the Bank electronically or operationally interfaces (e.g. vendors providing credit bureau information). The Bank has a year 2000 compliance program in place to ensure that all software applications will be year 2000 certified compliant. Management expects that it will be able to satisfy year 2000 compliance issues by the end of 1998. Management intends to perform testing on all systems throughout 1998 and 1999. The Bank does not expect that the cost of its year 2000 compliance program will be material to its financial condition or results of operations. Non-compliance with the year 2000 issue could have an adverse affect of the operations of the business.

SELECTED FINANCIAL DATA
-----------------------

                                                          At or for the year ended DECEMBER 31,
                                                     --------------------------------------------------------

                                                         1997         1996        1995       1994       1993
                                                         ----         ----        ----       ----       ----
                                                          (In    thousands except for per share amounts)
TOTAL AMOUNT OF :
      TOTAL ASSETS                                   $178,144     $166,734    $154,635   $133,730   $130,574
      LOANS RECEIVABLE,                               105,467       94,733      85,836     74,277     76,918
      SECURITIES AVAILABLE FOR SALE                    31,226       37,507      35,964      -----     15,893
      MORTGAGE-BACKED SECURITIES                       10,415       12,805       2,545     18,289      4,035
        HELD TO MATURITY
      INVESTMENT SECURITIES                            19,644        2,000      19,000     28,120     10,443
        HELD TO MATURITY
      CASH & CASH EQUIVALENTS                           3,683       10,673       1,128      3,559     12,345
      DEPOSITS                                        166,759      156,596     131,636    123,656    115,494
      BORROWED MONEY                                      551        -----      12,600      -----      5,000
      STOCKHOLDERS EQUITY                               9,864        9,332       9,597      9,177      9,041
      NET INTEREST INCOME                               4,603        4,270       4,116      3,922      3,980
      NET INCOME(LOSS)                                    794         (120)        363        499      2,500
      DILUTED EARNINGS PER COMMON SHARE                 $1.80       ($0.27)      $0.82      $1.13      $5.68
      COMMON STOCK DIVIDENDS DECLARED                   $1.00        -----       $0.50      $0.50      -----
      RETURN ON AVERAGE ASSETS                           0.46%       -0.08%       0.26%      0.38%      1.90%
      RETURN ON AVERAGE EQUITY                           8.19%       -1.24%       3.86%      5.43%     32.22%
      DIVIDEND PAYOUT RATIO (1)                         55.42%      ------       25.95%     15.20%      0.00%
      AVERAGE EQUITY TO AVERAGE ASSETS                   5.60%        6.13%       6.65%      6.94%      5.88%
        RATIO


(1) Common stock dividends declared as a percentage of net income applicable to common shares.

                                                  Officers
CORPORATE DATA
                                                  Dr. H. S. Kostakopoulos
Directors                                         President & Chief Executive Officer

Emanuel M. Kontokosta                             Brian McCourt
Chairman of the Board                             Vice President/Controller, Treasurer
Principal Owner of Kontokosta
Associates, New York, New York;                   Carlo Pascetta
an architectural and engineering firm             Senior Loan Officer

Dr. H. S. Kostakopoulos                           John Christensen
President and CEO of First Savings                Assistant Vice President
Bank of Little Falls, F.S.B.                      Manager/Branch Administration

Nikos P. Mouyiaris                                Pamela E. Skurat
Vice Chairman                                     Assistant Vice President
Chairman - Executive Committee                    Manager/Loan Administration
Owner and President of Mana Products,  Long
  Island City, New York;                          Veronica Kingsley
  a cosmetics firm                                Assistant Vice President
                                                  Quality Control
Frederick J. Tedeschi, Esq.
Vice Chairman                                     Jo-Ann Palmere
Chairman - Investment Committee                   Assistant Secretary
Self-employed attorney and Town                   Manager - Main Branch
Justice, Southold, New York
                                                  Elizabeth A. Gallagher
                                                  Assistant Secretary
                                                  Manager - Singac Branch

                                                  Lois D'Ambrosia
                                                  Manager - Little Ferry Branch
-------

                                                  Sarina Matos
Transfer Agent                                    Assistant Vice President
First Savings Bank of Little Falls, F.S.B.        Corporate Secretary
                                                  Compliance Officer


Auditors

Radics & Co., LLC.
P.O. Box 676                                 Annual Meeting
U.S. Highway 46 East
Pine Brook, New Jersey  07058                The Annual Meeting of Stockholders will be
                                             held on April 21, 1998 at Corporate
General Counsel                              Headquarters, 1 Center Avenue, Little Falls,
                                             New Jersey.
McCarter & English
Four Gateway Center                          10-KSB Information
100 Mulberry Street
Newark, New Jersey  07102                    A copy of Form 10-KSB including financial
                                             statement schedules as filed with the Securities
Special Securities Counsel                   and Exchange Commission will be furnished
                                             without charge to stockholders as of the record
Malizia,  Spidi, Sloane & Fisch, P.C.        date upon written request to the Secretary,
1301 K Street, NW                            First Savings Bank of Little Falls, F.S.B., 1
Suite 700 East                               Center Avenue, Little Falls, New Jersey
Washington, D.C.  20005                      07424.

                                             Corporate Office

                                             1 Center Avenue
                                             Little Falls, New Jersey  07424
                                             973-256-2100

                                             Branches

                                             115 Main Street
                                             Little Falls, New Jersey  07424
                                             973-256-2100

                                             123 Route 23
                                             Singac, New Jersey  07424
                                             973-256-2100

                                             Little Ferry
                                             100 Washington Avenue
                                             Little Ferry, NJ 07643
                                             201-641-6755

                                             Loan Center
                                             1 Center Avenue
                                             Little Falls, New Jersey  07424
                                             973-256-2100

